FILED BY HCBF HOLDING COMPANY, INC.

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933, AS AMENDED

AND DEEMED FILED PURSUANT TO RULE 14a-12

UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

SUBJECT COMPANY: HCBF HOLDING COMPANY, INC.

COMMISSION FILE NO. 333-217395

HCBF Holding Company, Inc.

200 South Indian River Drive, Suite 101 — Fort Pierce, Florida 34950 — (772) 409-2270

August 21, 2017

Dear Fellow Shareholders:

As most of you know, on August 14th, we announced the signing of a definitive agreement to merge with CenterState Bank (CSFL) based in Winter Haven, Florida. At the same time, CenterState also announced an agreement to merge with Sunshine Bancorp, Inc. based in Plant City, Florida. When these transactions are completed, CenterState will have assets in excess of $10 billion and be the largest community bank in Florida. CenterState is already a high performing bank, but these two transactions will enhance its footprint in the state and will enable us to provide a broader range of services to our customers while still remaining a community bank.

Harbor's shareholders will receive 0.675 of a share of CSFL common stock and $1.925 in cash consideration for each outstanding share of Harbor common stock. Regulatory approval and an affirmative vote of shareholders of HCBF and CSFL will be needed in order to complete the merger. The decision to go forward with this transaction was taken very seriously by our Board of Directors. We believe that the culture of CenterState is very similar to our own and the timing was right for both of the banks. We are excited and will keep you advised as the process goes forward. Now, I will review the enclosed unaudited financial statements of HCBF for the quarter ending 06/30/17 and discuss our most recent acquisition.

•	Consolidated assets of HCBF were $1.88 billion as of 06/30/17 as compared to $1.78 billion at 06/30/16. The growth of approximately $105 million (a 6% increase) came without the benefit of any acquisition in the 12 month period.

•	Income for HCBF, on a consolidated basis for the quarter ending 06/30/17 was $1.84 million as compared to $1.96 million for the 06/30/16 quarter. For the six months ending 06/30/17, net income was $4.43 million up from $3.22 million for the 06/30/16 quarter. The prime reason for the approximately $120 thousand reduction in the 06/30/17 quarterly income from the 06/30/16 quarterly period was the approximately $1.3 million increase in provision for Loan Loss, somewhat offset by an almost $800 thousand increase in net interest income. The favorable comparison for the six month periods ending 06/30/17 and 06/30/16 showed an $800 thousand increase in net interest income, little change in Loan Loss provision, an almost $800 thousand increase in non-interest income and flat non-interest expense for and after tax increase in net income of over $1.2 million.

•	Residential originations for the 06/30/17 quarter were approximately $41 million, up from $28.5 million for the 03/31/17 quarter. Originations for the six months ending 06/30/17 were $69.3 million, down slightly from $75.7 for the six months ending 06/30/16. We believe that originations for the second six months of 2017 should equal or exceed the results for the first six months. We continue to sell a significant portion of this 1-4 family production to the secondary market.

•	Commercial loan originations for the 06/30/17 quarter were approximately $42 million, down from $46 million the prior quarter. Originations for the six months ending 06/30/17 were $88.6 million up from $78.5 million for the first six months of 2016. The loans are primarily backed by real estate and spread throughout our various markets, although the region producing the greatest volume continues to be the Treasure Coast.

•	Deposits for the second quarter of 2017 continue to grow into the summer season with growth of $9 million. Growth of deposits for the first six months of 2017 was approximately $86 million. We continue to be pleased with the mix of deposits, as we have a 32% of deposits in non-interest bearing accounts.

•	Harbor continues to make progress in reducing non-performing assets, primarily acquired in various acquisitions. Non-performing assets were a little over $20 million at 06/30/17, down approximately $7 million since 12/31/16.

Finally, on 07/28/17, we were successful in completing our acquisition of Jefferson Bankshares in the Tampa area. With Jefferson, we have approximately $2.2 billion in assets and have an entry into an excellent market on Florida's West Coast. Jefferson has a talented staff, a clean balance sheet and a quality group of loan producers. We are confident that they will be a great addition to the Harbor organization. As a result of the S-4 Registration Statement filed for the Jefferson acquisition, our first 10-Q SEC filing can be found at www.sec.gov/edgar/ under the company filings for HCBF.

We thank all of our shareholders for their support.

Sincerely,

/s/ Michael J. Brown, Sr.
Michael J. Brown, Sr.
Chairman / CEO

HCBF Holding Company, Inc. and Subsidiary Consolidated Balance Sheet Unaudited 6/30/2017

	Consolidated June 30, 2017	Consolidated December 31, 2016
ASSETS
Cash and due from banks	$32,752,073	33,956,671
Interest-earning deposits with banks	30,233,682	10,601,087
Federal funds sold	-	-
Cash and cash equivalents	62,985,754	44,557,758
Securities available for sale	433,047,271	346,633,379
Securities held to maturity, fair value of $175,517,000 and $176,286,000, respectively	176,882,200	178,232,140
Loans held for sale	6,440,882	8,383,818
Loans, net of allowance for loan losses of $7,119,578 and $7,637,961, respectively	1,057,360,946	1,058,299,824
Federal Home Loan Bank stock	4,848,700	4,584,200
Premises and equipment, net	50,186,728	51,441,846
Other real estate owned	8,665,463	9,018,258
Goodwill	12,286,241	12,286,241
Other intangible assets, net	11,404,933	12,548,352
Bank-owned life insurance	38,577,787	38,053,803
Deferred tax asset	13,288,495	15,022,326
FDIC indemnification asset	0	526,052
Accrued interest receivable	4,683,443	4,545,239
Other assets	5,734,308	5,756,703
Total assets	$1,886,393,150	1,789,889,939
LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities:
Non-interest bearing demand deposits	478,527,127	444,744,995
Money-market, NOW and savings deposits	747,657,532	681,902,702
Time deposits	334,913,642	352,159,874
Total deposits	1,561,098,301	1,478,807,571
Federal Home Loan Bank advance	76,445,649	71,622,019
Junior subordinated debt	5,991,687	5,942,906
Capitalized lease obligation	743,295	769,174
Official checks	6,074,996	5,247,793
Accrued interest payable and other liabilities	12,748,940	9,807,476
Total Liabilities	1,663,102,868	1,572,196,939
Stockholders' equity:
Preferred stock, $.001 par value, 5,000,000 authorized, none issued or outstanding	-	-
Common stock, voting, $.001 par value, 40,000,000 authorized, at June 30, 2017 18,827,833 shares issued and outstanding and at December 31, 2016 18,827,833 shares issued and outstanding	18,828	18,828
Common stock, non-voting, $.001 par value, 10,000,000 authorized, at June 30, 2017 1,224,997 shares issued and outstanding and at December 31, 2016 1,224,997 shares issued and outstanding	1,225	1,225
Additional paid-in capital	202,611,408	202,369,465
Retained earnings (loss)	23,204,253	18,771,913
Accumulated other comprehensive income	(2,545,432)	(3,468,431)
Total stockholders' equity	223,290,282	217,693,000
Total liabilities and stockholders' equity	$1,886,393,150	1,789,889,939
Stated book value	$11.14	$10.86
Tangible book value	$9.95	$9.62
Fully Diluted Tangible book value	$9.98	$9.67

HCBF Holding Company, Inc. and Subsidiary Consolidated Statement of Operations Unaudited 6/30/2017

	Consolidated Three Months Ended Jun 30, 2017	Consolidated Three months Ended Jun 30, 2016	Consolidated Six Months Ended Jun 30, 2017	Consolidated Six months Ended Jun 30, 2016
Interest income:
Loans	$13,884,465	13,823,078	$27,670,779	27,744,108
Securities	3,221,851	2,319,268	5,875,461	4,638,848
Federal funds sold and other	156,401	111,099	257,841	240,468
Total Interest Income:	17,262,717	16,253,444	33,804,081	32,623,425
Interest expense:
Deposits	1,341,586	1,113,180	2,587,788	2,199,029
Federal Home Loan Bank advances	212,640	227,440	363,775	461,863
Subordinated debt and other	91,522	57,443	180,139	112,990
Total Interest expense:	1,645,748	1,398,062	3,131,702	2,773,882

Net interest income:	15,616,970	14,855,381	30,672,379	29,849,543

Provision for loan losses:	1,646,032	330,442	1,563,195	1,494,445
Net interest income after provision for loan losses	13,970,938	14,524,939	29,109,184	28,355,098
Non-interest income:
Service charges on deposit accounts	766,464	576,083	1,563,791	1,209,512
ATM and interchange income	774,998	722,761	1,557,453	1,436,734
Gain (loss) on sale of loans held for sale	957,802	981,562	1,761,010	1,648,292
Gain (loss) on sale of securities available for sale	14,091	5,346	14,091	5,346
Bank owned life insurance income	258,305	225,653	523,984	425,607
FDIC indemnification asset amortization, net	(137,206)	(116,290)	(310,629)	(216,753)
SOP Loan Recoveries	166,402	421,849	466,640	440,687
Bargain purchase gain	-	-	-	-
Other	378,000	127,029	681,593	532,860
Total non-interest income	3,178,855	2,943,993	6,257,933	5,482,285
Non-interest expenses:
Salaries and employee benefits	7,183,010	7,058,695	14,567,065	14,335,967
Occupancy and equipment	1,951,935	2,130,664	3,887,409	4,305,757
Data processing	1,420,522	1,581,548	2,877,661	3,028,517
Regulatory assessments	202,358	401,271	430,082	786,743
Professional fees	419,683	362,825	981,249	729,896
Office expenses and supplies	309,699	351,912	648,508	806,046
Foreclosed real estate expense	820,897	276,686	803,804	588,173
Advertising	162,805	174,213	334,827	401,892
Intangible amortization	567,241	570,868	1,143,419	1,323,282
Acquisition and conversion expenses	232,678	82,883	379,584	189,297
Other	982,077	1,014,890	2,340,281	1,895,374
Total non-interest expense	14,252,906	14,006,455	28,393,888	28,390,945

Earnings (loss) before income tax	2,896,887	3,462,477	6,973,229	5,446,438

Income tax expense (benefit)	1,060,385	1,504,990	2,540,888	2,224,901

Net income (loss):	$1,836,502	1,957,487	$4,432,341	3,221,538
Earnings per share:
Basic	0.09	0.10	0.22	0.16
Diluted	0.08	0.09	0.20	0.15

HCBF Holding Company, Inc. and Subsidiary

Consolidated
Statement of Stockholders' Equity
Unaudited
6/30/2017

									Other	Total
			Common stock		Common stock		Additional		Compre-	Stock-
	Preferred Stock		Voting		Non-Voting		Paid in	Retained	hensive	holders'
	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Earnings	Income	Equity

Balance at December 31, 2016	-	$-	18,827,833	$18,828	1,224,997	$1,225	202,369,465	18,771,912.60	(3,468,431)	217,693,000

Net earnings	-	-						4,432,341		4,432,341

Net change in unrealized loss on securities available for sale, net of income taxes	-	-							922,999	922,999

Proceeds from excercised stock options			-	-			-			-

Proceeds from issuance of common stock voting							-			-

Proceeds from issuance of common stock non-voting	-	-			-	-	-			-

Stock based compensation	-	-					241,943			241,943

Balance at June 30, 2017	-	$-	18,827,833	$18,828	1,224,997	$1,225	202,611,408	23,204,253	(2,545,432)	223,290,282

HCBF Holding Company, Inc. and Subsidiary Consolidated Statement of Cash Flow Unaudited 6/30/2017

Consolidated Six months ending June 30, 2017
OPERATING ACTIVITIES
Net Income	$4,432,341
Adjustment to reconcile net income to net cash provided by operating activities:
Provision for loan losses	1,563,195
Depreciation and amortization of premises and equipment	1,387,791
Net accretion of purchase accounting adjustments	(884,549)
Net amortization of investment securities	2,417,561
Net deferred loan origination fees	(153,645)
(Gain) loss on securities available for sale	(14,091)
Origination of loans held for sale	(42,771,033)
Proceeds from sale of loans held for sale	45,420,385
Gain on loans held for sale	(1,761,010)
(Gain) Loss on sale of real estate owned	(189,642)
Provision for real estate owned	708,102
FDIC indemnification expense (income), net	310,629
Stock-based compensation expense	241,943
Increase in cash surrender value of bank owned life insurance	(523,984)
Deferred income tax expense	1,640,134
Net change in accrued interest receivable and other assets	110,613
Net change in accrued interest payable and other liabilities	3,799,076
Net cash provided by operating activities	15,733,816

INVESTING ACTIVITIES
Available for sale securities:
Purchases	(119,783,773)
Maturities, calls and prepayments	34,091,905
Sales	1,618,736
Held to maturity securities:
Purchases	(10,280,292)
Maturities, calls and prepayments	7,809,000
Loan originations and repayments, net	(361,615)
Purchase of premises and equipment	(132,673)
Purchase of Federal Home Loan bank stock, net	(264,500)
Proceeds from sale of real estate owned	2,577,199
Cash received from FDIC loss sharing agreement	82,700
Net cash used in investing activities	(84,643,312)

FINANCING ACTIVITIES
Net change in deposits	82,383,025
Proceeds from Federal Home Loan Bank advances and other debt	53,000,000
Repayments on Federal Home Loan Bank advances and other debt	(48,045,533)
Proceeds from issuance of common stock - voting	-
Proceeds from issuance of common stock - non voting	-
Proceeds from exercising of stock options	-
Net cash provided by financing activities	87,337,492
Net change in cash and cash equivalents	18,427,996
Beginning cash and cash equivalents	44,557,758
Ending cash and cash equivalents	$62,985,754

Additional Information for Shareholders

Communications in this document do not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed merger, CenterState Banks, Inc. (“CSFL”) will file with the SEC a Registration Statement on Form S-4 that will include a Proxy Statement of CSFL and HCBF Holding Company, Inc. (“HCBF”) and a Prospectus of CSFL, as well as other relevant documents concerning the proposed transaction. Shareholders are urged to read the Registration Statement and the Proxy Statement/Prospectus regarding the merger when it becomes available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. A free copy of the Proxy Statement/Prospectus, as well as other filings containing information about CSFL and HCBF, may be obtained at the SEC’s Internet site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, from CSFL at www.centerstatebanks.com or from HCBF by requesting them in writing to HCBF Holding Company, Inc., Attention: Secretary, 200 S. Indian River Drive, Suite 101, Fort Pierce, FL 34950.

CSFL and HCBF and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of CSFL and HCBF in connection with the proposed merger. Information about the directors and executive officers of CSFL is set forth in the proxy statement for CSFL’s 2017 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 2, 2017. Information about the directors and executive officers of HCBF is set forth in the Registration Statement on Form S-4, as filed with the SEC on April 20, 2017 and amended on June 7, 2017. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Proxy Statement/Prospectus regarding the proposed merger when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph.

Forward-Looking Statements

This document contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements about the expected timing, completion, financial benefits and other effects of the proposed merger between CSFL and HCBF. Forward-looking statements can be identified by the use of the words “anticipate,” “believe,” “expect,” “intend,” “could” and “should,” and other words of similar meaning. These forward-looking statements express management’s current expectations or forecasts of future events and, by their nature, are subject to risks and uncertainties and there are a number of factors that could cause actual results to differ materially from those in such statements. Factors that might cause such a difference include, but are not limited to: expected cost savings, synergies and other financial benefits from the proposed merger might not be realized within the expected time frames and costs or difficulties relating to integration matters might be greater than expected; the requisite shareholder and regulatory approvals for the proposed merger might not be obtained; satisfaction of other closing conditions; delay in closing the proposed merger; the reaction to the transaction of the companies’ customers and employees; market, economic, operational, liquidity, credit and interest rate risks associated with CSFL’s and HCBF’s businesses; competition; government legislation and policies (including the impact of the Dodd-Frank Wall Street Reform and Consumer Protection Act and its related regulations); ability of CSFL and HCBF to execute their respective business plans (including integrating the CSFL and HCBF businesses); changes in the economy which could materially impact credit quality trends and the ability to generate loans and gather deposits; failure or circumvention of our internal controls; failure or disruption of our information systems; significant changes in accounting, tax or regulatory practices or requirements; new legal obligations or liabilities or unfavorable resolutions of litigations; other matters discussed in this document and other factors identified in CSFL’s Annual Report on Form 10-K, HCBF’s Quarterly Reports on Form 10-Q and Registration Statement on Form S-4 and other periodic filings with the SEC. These forward-looking statements are made only as of the date of this document, and neither CSFL nor HCBF undertakes an obligation to release revisions to these forward-looking statements to reflect events or conditions after the date of this document.